VIA COURIER AND EDGAR

May 23, 2006

Re:	MasterCard Incorporated Pre-Effective Amendment No. 8 to Registration Statement on Form S-1 File No. 333-128337

Amanda McManus, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. McManus:

On behalf of MasterCard Incorporated we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (“SEC”) Pre-Effective Amendment No. 8 to the above-referenced registration statement relating to the offering of shares of MasterCard’s Class A common stock, par value $0.0001 per share, marked to show changes from the Registration Statement as filed on May 22, 2006.

The Registration Statement has been revised solely to update certain litigation-related disclosures on pages 16, 99 and 103, to refile Exhibit 10.25 in the form agreed with the Staff and to make several other minor updates and corrections.

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Securities and Exchange Commission	-2-	May 23, 2006

Please do not hesitate to call Vincent Pagano, Jr. at 212-455-3125 or Joshua Ford Bonnie at 212-455-3986 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission
Elaine Wolff, Esq.
Rachel Zablow
Steven Jacobs

MasterCard Incorporated
Noah J. Hanft, Esq.
Timothy H. Murphy, Esq.

Cleary Gottlieb Steen & Hamilton LLP
David Lopez, Esq.